August 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Jacksonville Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-188146

Acceleration Request

Requested Date:	August 21, 2013
Requested Time:	10:00 a.m. Eastern Time

Dear Mr. Windsor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jacksonville Bancorp, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-188146) (the “Registration Statement”) be declared effective at the “Requested Date” and the “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert this action or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the request for the acceleration of effectiveness of the Registration Statement, please contact Nova Harb of McGuireWoods LLP, counsel to the Company, at (904) 798-2639. We would appreciate it if you could notify Ms. Harb when the Registration Statement is declared effective and send the Notice of Effectiveness via facsimile to Ms. Harb at (904) 798-3260.

Very truly yours,

JACKSONVILLE BANCORP, INC.

By:	/s/ Valerie A. Kendall
Name: Valerie A. Kendall
Title: Executive Vice President & Chief Financial Officer

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